Exhibit 3.266

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

FIRST. The name of the limited liability company is Ohio Consumer Financial Solutions, LLC (the “Company”).

SECOND. The address of the registered office of the Company in the State of Delaware is Capitol Services, Inc., 615 South DuPont Highway, Kent County, Dover, Delaware 19901.

THIRD. The name and address of the registered agent of the Company for service of process in the State of Delaware is Capitol Services, Inc., 615 South DuPont Highway, Kent County, Dover, Delaware 19901.

IN WITNESS HEREOF, the undersigned has executed this Certificate of Formation this 15th day of July, 2008.

By:	/s/ CURTIS LINSCOTT
J. Curtis Linscott
Authorized Person